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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              TRISTAR AEROSPACE CO.
                            (NAME OF SUBJECT COMPANY)
                            ------------------------

                              TRISTAR AEROSPACE CO.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                    89674L101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                DOUGLAS CHILDRESS
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              TRISTAR AEROSPACE CO.
                              2527 WILLOWBROOK ROAD
                               DALLAS, TEXAS 75220
                                 (214) 366-5000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                    ON BEHALF OF PERSON(S) FILING STATEMENT)
                            ------------------------

                                 WITH A COPY TO:

                                SIMEON GOLD, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

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     This Amendment No. 1, filed on November 22, 1999 to the Schedule 14D-9 filed on November 5, 1999, relates to a tender offer (the "Offer") by AlliedSignal Acquisition Corp., a Delaware corporation ("Offeror"), and a wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of TriStar Aerospace Co., a Delaware corporation (the "Company"), at a purchase price of $9.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 1999 and the related Letter of Transmittal.

ITEM 3.  IDENTITY AND BACKGROUND

         Item 3(b)(2) -"The Shareholders Agreement" is hereby amended to add the following information:

         On November 19, 1999, Offeror, Parent, P. Quentin Bourjeaurd and Charles Balchunas entered into an amendment (the "Shareholders Amendment") to the Tender and Option Agreement, dated October 31, 1999 (the "Shareholders Agreement"), among Offeror, Parent, P. Quentin Bourjeaurd and Charles Balchunas, which Shareholders Agreement was attached as an exhibit to the Schedule 14D-9 filed by the Company on November 5, 1999.

         The Shareholders Amendment, filed as Exhibit P hereto and incorporated herein by reference, amends Schedule A to the Shareholders Agreement to correct a misstatement in the original Shareholders Agreement of the number of shares owned by Mr. Bourjeaurd. The Shareholders Amendment reflects that Mr. Bourjeaurd owned 1,338,920 Shares and 1,534,022 Shares subject to options on October 31, 1999. The Shareholders Amendment made no other changes to the Shareholders Agreement.

ITEM 8.  ADDITIONAL ITEMS TO BE FURNISHED

         Item 8 is hereby amended to add the following information:

         At 11:59 p.m. on November 20, 1999, the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired without a request for additional information from the Federal Trade Commission or the Antitrust Division of the Department of Justice.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Item 9 is hereby amended to add the following exhibits:

         Exhibit P - Amendment, dated November 19, 1999, to Tender and Option Agreement, dated October 31, 1999, among Offeror, Parent, P. Quentin Bourjeaurd and Charles Balchunas.

         Exhibit Q - Form of Joint Press Release, as issued by Parent and the Company on November 22, 1999.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated: November 22, 1999

                                        TRISTAR AEROSPACE CO.


                                        By: /s/ DOUGLAS CHILDRESS
                                            Name:  Douglas Childress
                                            Title: Executive Vice President and
                                                   Chief Financial Officer

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                                  EXHIBIT INDEX


EXHIBIT                        DESCRIPTION
-------          ----------------------------------------------------
Exhibit P        Amendment, dated November 19, 1999, to Tender and
                 Option Agreement, dated October 31, 1999, among
                 Offeror, Parent, P. Quentin Bourjeaurd and Charles
                 Balchunas.

Exhibit Q        Form of Joint Press Release, as issued by Parent
                 and the Company on November 22, 1999.

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